Exhibit 99.4

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 6 June 2003 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 100.7 pence per share under the Cable & Wireless Share Purchase Plan: -

Adrian Chamberlain – 132 Ordinary Shares